[Winstead Sechrest & Minick P.C. Letterhead]

April 27, 2005

direct dial: 512.370.2837
dwindham@winstead.com

Mr. Thomas A. Jones
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 03-06
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:
Uni-Pixel, Inc.
Amendment No. 2 to Form 10-SB
Filed April 27, 2005
File No. 0-49737

Dear Mr. Jones:

        On behalf of our client, Uni-Pixel, Inc. (the "Company"), we are enclosing a courtesy copy of the Company's Amendment No. 2 to Form 10-SB as filed with the Securities and Exchange Commission (the "Commission") on April 27, 2005. The exhibits to the Amendment No. 2 to Form 10-SB are not included, but we would be happy to deliver them to you upon request. In connection with comments received from the Staff by a letter dated April 20, 2005, the following is an identification of the portions of the enclosed Amendment No. 2 to Form 10-SB which are responsive to the comments. For the convenience of the Staff, we have repeated the comments of the Staff letter below and followed each comment with the response of the Company to the comment and a cross-reference to the responsive portions of the Amendment No. 2 to Form 10-SB, which portions are also highlighted and tabbed in the enclosed courtesy copy of the Amendment No. 2 to Form 10-SB.

General

1.
Please be advised that we will issue comments on your confidential treatment application in a separate letter.

  The Company looks forward to receiving your letter.

2.
We note your response to comment 6. Please file as an exhibit the agreement. In addition, discuss the "specific milestones" and the government's rights to your technology under the agreements. Also, clarify the phrase "march-in rights."

  In Item 1, Description of Business—Overview, on page 4 and in Item 1, Description of Business—Risk Factors, on page 15, the Company revised its disclosures to discuss the delivery requirements under the Phase II SBIR agreement. What was previously described in the Form 10-SB as "specific milestones" under the Phase II SBIR agreement is essentially the delivery of a working TMOS prototype panel. Pursuant to the Phase II SBIR agreement: (i) the Company must perform work to complete tasks specified in the Phase II agreement in support of the delivery of the prototype in order to continue to receive periodic payments under the SBIR agreement; (ii) the Company bills the United States Air Force on a monthly basis for labor, materials and other direct expenses that the Company can directly attribute to the SBIR Phase II project; and (iii) the U.S. Air Force will withhold from the Company ten percent of the Phase II award until the Company delivers to the Air Force a working prototype which meets the specifications of the Phase II agreement.

  The Company also revised Item 1, Description of Business—Our Competitive Strengths on page 7 to further describe the government's rights to the Company's technology under the SBIR agreements and to clarify the phrase "march-in rights."

  The Company has also filed, as Exhibits 10.13 and 10.14 to Amendment No. 2 to Form 10-SB, the Phase I and Phase II agreements with the United States Air Force.

* * *

        If you have any questions regarding these responses, please call me at (512) 370-2837, Joelle S. Boehle at (512) 370-2868 or Paige I. Castañeda at (512) 370-2839.

                      Sincerely,

                      /s/ Darrell R. Windham
                      Darrell R. Windham

DRW:jsb

cc:
Reed J. Killion
James A. Tassone
Mary Beth Breslin